Exhibit 99.(a)(19)

Mr I K Hayes
Cliffe Dekker Attorneys
Private Bag X7
BENMORE
2010

3 November 2004

Dear Sir,

OFFERS BY HARMONY GOLD MINING COMPANY LIMITED (“HARMONY”) TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF GOLD FIELDS LIMITED (“GOLD FIELDS”)

I refer to your letter dated 27 October 2004 requesting certain rulings to be made in terms of the Securities Regulation Code on Takeovers and Mergers in relation to the proposed disposal by Gold Fields to IAM Gold Corporation, Inc (“IAM Gold”) of all of its mining, development and exploration assets located outside the Southern African Development Community (“IAM Gold Transaction”).

Your letter of 27 October was forwarded to Edward Nathan & Friedland (“Edward Nathan”) in order to obtain Gold Field’s response to your request for rulings. Edward Nathan’s response thereto was made in their letter dated 28 October, a copy of which has been forwarded to you.

I now rule in respect of the requests in your letter as follows:

• Para 13.1	Rule 19 of the Code states: “During the course of an offer, ... the board shall not, except in pursuance of a contract entered into earlier, without the approval of the holders of relevant securities in general meeting: ... (d) sell, dispose of or acquire, or agree to sell, dispose of or acquire, assets of a material amount; ...
The notice conventing the general meeting of holders of relevant securities shall include information about the offer...”
Gold Fields is convening a meeting of its shareholders to vote on the IAM Gold Transaction. The time frame for the holding of such meeting is not a matter to be determined by the Panel. The Panel will however, expect that such meeting is called in compliance with Gold Fields’ articles of association. Gold Fields has been instructed to include information about the offer in the circular relating to the IAM Gold Transaction.
As Gold Fields is fully compliant with Rule 19 the ruling requested by you is declined.

2 Sherborne Road, Parktown, 2193 • P.O. Box 91833, Auckland Park, 2006
Tel: (011) 482 5630 • Fax: (011) 482 5635 • e-mail: srp@iafrica.com

• Para 13.2	Rule 19 of the Code only states that; “The notice ... shall include information about the offer ...”, it does not require the consequences of the outcome of such meeting to be stated. The consequences are however self evident in Harmony’s offer document sent to Gold Fields shareholders.
The ruling requested by you in this regard is not granted.

• Para 13.3	As will become apparent from my ruling in respect of your para 13.5 the IAM Gold Transaction does not fall within the jurisdiction of the Code. As such the Panel has no right to invoke rule 29(d) of the Code and the ruling requested by you is not granted.

• Para 13.4	For the reasons set out in 13.3 above the Panel has no jurisdiction in this matter.

• Para 13.5	In Edward Nathan’s letter of 28 October it is stated; “... it is not Gold Fields ... which is making any disposal in terms of the IAM Gold Transaction but subsidiaries ... which are doing so.” I have subsequently been advised that these subsidiaries are wholly owned subsidiaries of Gold Fields. In this regard your attention is drawn to the judgment by Claasen, J in the matter between Briggs vs Molope Group Limited (“Molope”) and SPV Investments (Pty) Ltd vs Molope. The judgment states, inter alia; “The Molope Group Company is the sole shareholder in all of the various subsidiaries. That being the case one has to enquire whether or not the Code applies to this particular disposal transaction. Section A, paragraph 3 of the Code states the following:

“The Code applies where the offeree company is a public company, whether or not listed on the Stock Exchange, and to statutory corporations which are or are deemed to be resident in the Republic of South Africa. It also applies where the offeree company is a private company which is or which is deemed to be so resident but only where the shareholders’ interest, valued at the offer price, and the shareholders’ loan capital exceeds R5 million and there are more than ten beneficial shareholders, provided that the executive director may exempt any particular transaction affecting the private company if satisfied that there can be no prejudice to minority shareholders.” (Emphasis added)

Although Molope is a public company, it is not its shares but its businesses which forms the subject matter of the sale. As such, the transaction for the sale of its assets falls outside the scope of the

Code. The subsidiaries are all private companies and each have only got one shareholder, namely Malope Group Ltd. The transaction for the sale of the business of the subsidiaries therefore falls outside the scope of the Code’s range of applicability which extends only to private companies with more than the beneficial shareholders.”

Considering the above judgment and the fact that it is the subsidiaries which are disposing of the assets, the disposals constitute disposals by those subsidiaries in terms of section 228 of the Companies Act, not disposals by Gold Fields.
Accordingly your request that it be ruled that the IAM Gold Transaction is a disposal contemplated in section 228 by, what is implied, Gold Fields and thus an affected transaction governed by the Code is not granted.

• Para 13.6	For the reasons stated in para 13.5 neither the Code nor its rule 29(d) has any application in the IAM Gold Transaction. Accordingly the ruling requested in not granted.

• Para 13.7	The IAM Gold Transaction is not an affected transaction as defined by the Companies Act, nor the Code. Consequently it cannot constitute an alternative offer subject to the provisions of the Code. The ruling requested is thus not granted.

• Para 13.8	The IAM Gold Transaction circular will not, in fact, constitute the “first major circular” referred to in rules 22.3 to 22.5. Accordingly the ruling requested is not granted.

• Para 13.9	The IAM Gold Transaction is, in terms of the ruling in 13.5 above, not an affected transaction. As such the Code does not apply and your requested ruling is not granted.

• Para 13.10	As per 13.5 and 13.7 above the IAM Gold Transaction falls outside the jurisdiction of the Code and rule 16.4 has no application. Your request for a ruling in this regard is not granted.

• Para 13.11	As per 13.5 and 13.7 above the IAM Gold Transaction falls outside the jurisdiction of the Code and thus rule 3 of the Code has no application. Accordingly the ruling requested is not granted.